

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2014

Via Email
Scott Wede
Chief Executive Officer
BCAP LLC
745 Seventh Avenue
New York, NY 10019

> **Re:** **BCAP LLC**
> **Pre-Effective Amendment No. 1 to Form S-3**
> **Filed June 25, 2014**
> **File No. 333-189510**

Dear Mr. Wede:

We have reviewed your response and amended filing and have the following comment. Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Pre-Effective Amendment No. 1 to Form S-3

Form of Prospectus Supplements

The Pooling and Servicing Agreement, page 75; The Transfer and Servicing Agreement page 82

1. We note your revisions to the prospectus supplement in response to comment 4 of our letter dated July 15, 2013. As the bracketed language is unclear, please supplementally confirm that you intend to provide disclosure indicating, to the extent possible, how each servicing party would be responsible for each servicing criterion set forth in Item 1122(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Edward J. Fine